Exhibit 99.141

mCloud Connects First Ten New York Buildings in New Multi-Site Commercial Building Campaign

•	Customers include franchises for notable brands including some of the world's largest restaurant chains, automotive dealers, and fitness centers
•	Company expects Connected Buildings segment to thrive in 2021 as new campaign targets over 20,000 businesses in New York and California

VANCOUVER, BC, Dec. 22, 2020 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, and artificial intelligence ("AI"), today announced it signed its first ten AssetCare™n contracts with building operators based in New York. These contracts kick off a new commercial building campaign for the Company, aimed at businesses operating portfolios of small- and medium-sized buildings in New York and California.

The first customers from this campaign include globally recognized restaurants, automotive dealers, fitness centers, and other customers who each operate multiple locations in New York and California. The campaign is based on exclusive partnerships the Company has secured with local service providers in these two states to jointly market and offer mCloud's unique solutions using IoT and AI to drive improvements in indoor air quality and energy efficiency.

"This set of ten AssetCare subscription contracts is expected to be the first of many for mCloud in 2021," said Dr. Patrick O'Neill, mCloud's President for North America. "Businesses across New York and California are struggling to find an easy-to-implement solution to help them be compliant with new health regulations and reassure their customers and employees their buildings are safe - both are now required to get these thousands of businesses back to work."

"mCloud's AI-enabled Connected Buildings offering is the easiest solution for these operators, period," O'Neill added. "The unique and compelling economics offered by AssetCare and our partnership with local providers allow us to offer an unbeatable solution to these businesses who now have no choice but to adapt."

AssetCare for Connected Buildings combines a comprehensive indoor air quality solution with IoT- and AI-powered building management, which drive operational and energy efficiency improvements that help offset its cost. As with the Company's AssetCare solutions in other segments, AssetCare delivers direct, measurable business results through the cloud under a recurring subscription model the Company calls "Results-as-a-Service."

Because mCloud uniquely combines IoT, AI, and the cloud to drive continuous improvements 24/7, the Company is able to serve small- and medium-size commercial building operators where standard building control solutions are cost-prohibitive. The Company uses AI to provide 24/7 managed Live Operations ("LiveOps") with every AssetCare subscription, continuously monitoring and optimizing the ventilation and air purification systems of every connected building to ensure newly defined CDC and ASHRAE standards are met in the most cost-efficient manner possible.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to the expected results of a new multi-site commercial building campaign in 2021.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to several risks as discussed under the heading "Risk Factors" on pages 29 to 46 of the Company's filing statement dated October 5, 2017. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward- looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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View original content: http://www.newswire.ca/en/releases/archive/December2020/22/c9502.html

%SEDAR: 00033047E

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp. CNW 07:00e 22-DEC-20